April 30, 2019

Linda Perry
Executive Director
Digital Brand Media & Marketing Group, Inc.
747 Third Avenue, 2nd Fl
New York, NY 10017

       Re: Digital Brand Media & Marketing Group, Inc.
           Amendment No. 1 to Form 10-K for the fiscal year ended August 31,
2018
           Filed April 23, 2019
           File No. 000-52838

Dear Ms. Perry:

        We have reviewed your amendment to Form 10-K filed April 23, 2019 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2019 letter.

Amendment No. 1 to Form 10-K filed April 23, 2019

Item 9A. Controls and Procedures, page 22

1. We note the amendment to your Form 10-K and your conclusion that your disclosure controls and procedures were effective as of August 31, 2018. As previously requested, please explain to us how you came to that conclusion, in light of the lack of a conclusion as to the effectiveness of internal control over financial reporting, as required by Item 308 of Regulation S-K, in the Form 10-K filed December 14, 2018.
 Linda Perry
FirstName LastNameLinda Perry Group, Inc.
Digital Brand Media & Marketing
Comapany NameDigital Brand Media & Marketing Group, Inc.
April 30, 2019
Page 30,
April 2 2019 Page 2
FirstName LastName
       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume,
Staff Accountant, at (202) 551-3254 if you have questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Consumer
Products